Exhibit 99.9
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Infosys Technologies Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited Consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and nine months ended December 31, 2010 prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)

			(in crore, except per share data)
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2010	2009	2010	2009	2010
Revenues	7,106	5,741	20,251	16,798	22,742
Cost of sales	4,063	3,263	11,682	9,605	13,020
Gross profit	3,043	2,478	8,569	7,193	9,722
Selling and marketing expenses	393	314	1,112	851	1,184
Administrative expenses	503	380	1,457	1,221	1,628
Operating profit	2,147	1,784	6,000	5,121	6,910
Other income	290	230	796	738	990
Profit before income taxes	2,437	2,014	6,796	5,859	7,900
Income tax expense	657	455	1,791	1,240	1,681
Net profit	1,780	1,559	5,005	4,619	6,219
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286
Share premium, retained earnings and other components of equity	25,178	22,134	25,178	22,134	23,787
Earnings per share (par value 5/- each)
Basic	31.15	27.33	87.62	81.00	109.02
Diluted	31.14	27.30	87.59	80.90	108.90
Dividend per share (par value 5/- each) (Refer Note 6)
Interim dividend	–	–	10.00	10.00	10.00
30th year special dividend	–	–	30.00	–	–
Final dividend	–	–	–	–	15.00
Total dividend	–	–	40.00	10.00	25.00
Total Public Shareholding #
Number of shares	37,70,79,525	37,39,14,056	37,70,79,525	37,39,14,056	37,48,64,267
Percentage of shareholding	65.67	65.19	65.67	65.19	65.32
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,84,978	9,20,85,078	9,20,84,978	9,20,84,978
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.06	16.04	16.06	16.05
# Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders

1.
The audited financial statements have been taken on record by the Board of Directors at its meeting held on January 13, 2011. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

2.
The Securities Exchange Board of India (SEBI) vide its circular dated April 5, 2010 permitted listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Consequent to this, the company has voluntarily prepared and published audited consolidated IFRS Financial Statements for the quarter and nine months ended December 31, 2010 as well as for fiscal year 2010.

3.	Other information (Consolidated - Audited)

	(in crore)
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2010	2009	2010	2009	2010
Staff costs	3,840	3,029	10,904	8,891	12,093
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	272	159	766	583	779
Income from available-for-sale financial assets/investments	1	41	23	74	160
Miscellaneous income, net	1	11	6	17	21
Gains/(losses) on foreign currency	16	19	1	64	30
Total	290	230	796	738	990

4.	Audited Financial Results of Infosys Technologies Limited (Standalone Information)

	(in crore)
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2010	2009	2010	2009	2010
Revenues	6,534	5,335	18,717	15,640	21,140
Profit before tax and exceptional item	2,268	1,911	6,424	5,572	7,472
Profit after tax before exceptional item	1,641	1,471	4,713	4,373	5,755
Profit after tax and exceptional item	1,641	1,471	4,713	4,373	5,803
Note: The audited results of Infosys Technologies Limited for the quarter and nine months ended December 31, 2010 is available on our website www.infosys.com

5.
The Board of Directors, today appointed Mr. R Seshasayee as an Additional Director of the company with immediate effect. He will hold office up to the date of the Annual General Meeting, when his appointment as a Director will be placed for the approval of the shareholders.

6.
An interim dividend of 10/- per equity share and a 30th year special dividend of 30/- per equity share was declared by the Board on October 15, 2010 and was paid on October 25, 2010. The interim dividend declared in the previous year was 10/- per equity share.

7.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2010

	Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
	Non receipt of dividend/Annual report related	–	168	167	1*
	*Resolved subsequently

8.	Matters relating to Subsidiaries:

a.
During the quarter and nine months ended December 31, 2010, additional investments of US $3 million (14 crore) was made in Infosys Mexico, which is a wholly owned subsidiary. As of December 31, 2010 the company has invested an aggregate of US $12 million (54 crore) in the subsidiary.

b.
During the quarter and nine months ended December 31, 2010, additional investments of US $2 million (10 crore) was made in Infosys Brasil, which is a wholly owned subsidiary. As of December 31, 2010 the company has invested an aggregate of US $8 million (38 crore) in the subsidiary.

9.	Segment reporting

			(in crore)
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2010	2009	2010	2009	2010
Revenue by industry segment
Financial services	2,574	1,985	7,274	5,663	7,731
Manufacturing	1,392	1,106	3,914	3,307	4,506
Telecom	887	928	2,690	2,752	3,661
Retail	1,030	754	2,846	2,264	3,035
Others	1,223	968	3,527	2,812	3,809
Total	7,106	5,741	20,251	16,798	22,742
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	7,106	5,741	20,251	16,798	22,742
Segment profit before tax, depreciation and non-controlling interest:
Financial services	858	729	2,427	1,977	2,710
Manufacturing	451	344	1,255	993	1,374
Telecom	333	387	934	1,105	1,451
Retail	354	247	919	770	1,025
Others	368	338	1,109	995	1,301
Total	2,364	2,045	6,644	5,840	7,861
Less: Other un-allocable expenditure	217	261	644	719	951
(excluding un-allocable income)
Operating profit before tax and non-controlling interest	2,147	1,784	6,000	5,121	6,910

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited

Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
January 13, 2011	Chief Operating Officer	Chief Executive Officer
	and Director	and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the three months and nine months ended December 31, 2010, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2010	2009	2010	2009	2010
Revenues	1,585	1,232	4,439	3,508	4,804
Cost of sales	906	700	2,561	2,005	2,749
Gross profit	679	532	1,878	1,503	2,055
Net profit	397	334	1,097	964	1,313
Earnings per American Depositary Share (ADS)
Basic	0.69	0.59	1.92	1.69	2.30
Diluted	0.69	0.59	1.92	1.69	2.30
Total assets	6,558	5,578	6,558	5,578	6,148
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	3,555	3,105	3,555	3,105	3,524

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2010, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.